Exhibit 99.1

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of United States dollars)

		September 30,	December 31,	January 1,
	Note	2021	2020	2020
			Restated - note 2	Restated - note 2
ASSETS

Current assets
Cash and cash equivalents		$213,450	$174,753	$23,174
Receivables and other	3	14,058	12,883	17,431
Inventories	4	30,009	19,437	21,458
		257,517	207,073	62,063
Non-current assets
Mineral properties, plant and equipment	5	965,260	949,934	1,225,180
Restricted cash		55	55	54
Deferred income tax asset		17,025	19,505	48,840
Total assets		$1,239,857	$1,176,567	$1,336,137

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	6	$79,643	$64,828	$62,688
Current portion of long-term debt	7	120,997	66,667	66,667
		200,640	131,495	129,355
Non-current liabilities
Other liabilities	6	5,397	4,954	8,932
Long-term debt	7	68,787	195,958	397,253
Decommissioning and restoration provision	8	22,581	25,956	21,239
Deferred income tax liability		92,723	51,713	-
		390,128	410,076	556,779

EQUITY

Share capital	12	1,178,395	1,172,545	1,152,567
Other reserves	12	(63,441)	(61,463)	(55,322)
Deficit		(265,225)	(344,591)	(317,887)
		849,729	766,491	779,358
Total liabilities and equity		$1,239,857	$1,176,567	$1,336,137

Contingencies (note 15)

Subsequent events (note 16)

On behalf of the Board of Directors:

“David S. Smith”	“Richard T. O’Brien”
David S. Smith (Chair of the Audit Committee)	Richard T. O’Brien (Chair of the Board)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	2

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS
(Unaudited - Expressed in thousands of United States dollars, except for share data)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2021	2020	2021	2020
			Restated - note 2		Restated - note 2
Revenue	9	$146,825	$154,876	$441,561	$448,003

Cost of sales	10	96,252	86,710	287,892	270,746

Earnings from mine operations		50,573	68,166	153,669	177,257

Corporate administrative costs		3,703	6,238	12,330	16,636
Exploration and evaluation costs		3,813	5,876	4,701	8,269

Operating earnings		43,057	56,052	136,638	152,352

Interest and finance expense	11	(3,724)	(5,549)	(11,619)	(17,956)
Loss on extinguishment of debt facility	7	(737)	-	(737)	-
Foreign exchange gain (loss)		421	(414)	677	88
Gain on financial instruments at fair value		-	56	1,139	56
Interest and finance income		439	240	1,210	599

Earnings before taxes		39,456	50,385	127,308	135,139

Current income tax expense		(1,461)	(1,808)	(4,452)	(4,727)
Deferred income tax expense		(15,949)	(17,362)	(43,490)	(54,320)

Net earnings and comprehensive earnings for the period		$22,046	$31,215	$79,366	$76,092

Earnings per common share
Basic	12	$0.12	$0.17	$0.42	$0.41
Diluted	12	$0.12	$0.17	$0.42	$0.41

Weighted average number of common shares outstanding
Basic	12	187,896,266	186,853,654	187,829,458	186,116,751
Diluted	12	188,105,611	187,489,734	188,058,232	186,751,269

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	3

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of United States dollars)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2021	2020	2021	2020
			Restated - note 2		Restated - note 2
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period		$22,046	$31,215	$79,366	$76,092
Items not affecting cash:
Current income tax expense		1,461	1,808	4,452	4,727
Deferred income tax expense		15,949	17,362	43,490	54,320
Depreciation and depletion		23,533	21,857	70,505	67,622
Gain on financial instruments at fair value		-	(56)	(1,139)	(56)
Interest and finance expense, net		3,183	5,193	10,114	17,043
(Gain) loss on disposal of plant and equipment		(105)	12	(105)	12
Share-based compensation expense		667	2,552	2,150	3,337
Loss on extinguishment of debt facility	7	737	-	737	-
Unrealized foreign exchange (gain) loss		(457)	1,198	(1,596)	816
Changes in non-cash working capital items:
Receivables and other		(4,298)	(1,685)	205	2,184
Inventories		(3,426)	(2,890)	(8,764)	(1,467)
Accounts payable and accrued liabilities		4,759	2,584	1,715	(184)
Income taxes paid		-	(1,655)	(2,741)	(4,675)
Net cash generated by operating activities		64,049	77,495	198,389	219,771
CASH FLOWS USED IN FINANCING ACTIVITIES
Payment of lease obligations		(1,858)	(1,508)	(6,062)	(4,591)
Proceeds from borrowing on loan facility		-	16,000	-	16,000
Proceeds from exercise of share options		117	5,143	3,860	12,204
Repayment of loan facilities	7	(5,882)	(16,667)	(77,215)	(50,000)
Transaction costs associated with Amended Loan Facility	7	(1,932)	-	(1,932)	-
Interest paid		(2,206)	(3,845)	(5,547)	(12,758)
Net cash used in financing activities		(11,761)	(877)	(86,896)	(39,145)
CASH FLOWS USED IN INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment		(41,006)	(10,931)	(77,229)	(29,016)
Proceeds from government incentive programs		-	-	2,821	-
Proceeds from sale of plant and equipment		105	5	105	5
Interest received		439	240	1,210	599
Net cash used in investing activities		(40,462)	(10,686)	(73,093)	(28,412)
Increase in cash and cash equivalents for the period		11,826	65,932	38,400	152,214
Cash and cash equivalents, beginning of the period		202,543	108,734	174,753	23,174
Effect of foreign exchange rate changes on cash and cash equivalents		(919)	343	297	(379)
Cash and cash equivalents, end of the period		$213,450	$175,009	$213,450	$175,009

Supplemental cash flow information (note 7)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	4

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Other reserves	Deficit	Total
Balance - January 1, 2020 Restated - note 2		185,372,800	$1,152,567	$(55,322)	$(317,887)	$779,358

Shares issued upon exercise of options	12	1,859,499	18,070	(5,866)	-	12,204

Value assigned to options vested	12	-	-	432	-	432

Shares issued upon settlement of restricted share units	12	21,444	176			176

Earnings for the period		-	-	-	76,092	76,092

Balance - September 30, 2020 Restated - note 2		187,253,743	$1,170,813	$(60,756)	$(241,795)	$868,262

Balance - December 31, 2020 Restated - note 2		187,432,572	$1,172,545	$(61,463)	$(344,591)	$766,491

Shares issued upon exercise of options	12	465,487	5,906	(2,047)	-	3,859

Value assigned to options vested	12	-	-	69	-	69

Withholding taxes related to settlement of restricted share units (“RSUs”)		-	(56)	-	-	(56)

Earnings for the period		-	-	-	79,366	79,366

Balance - September 30, 2021		187,898,059	$1,178,395	$(63,441)	$(265,225)	$849,729

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	5

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia (“BC”), Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas. The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern BC.

Management actively managed the effects of an outbreak of the novel coronavirus (“COVID-19”) at its Brucejack Mine during the first quarter 2021. The outbreak was declared over by BC Northern Health on March 21, 2021. Any future impacts of COVID-19 remain uncertain, and COVID-19 could have a significant impact on production and liquidity if the Company or its suppliers, contractors or customers are not able to maintain operations. As at September 30, 2021, the Company has available liquidity of $461,802 (2020 – $335,104) which includes cash and cash equivalents of $213,450 and the undrawn portion of the Revolving Facility of $248,352.

See subsequent events (note 16) in relation to the acquisition by Newcrest Mining Limited.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company’s significant accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in note 3 of the Company’s annual consolidated financial statements as at and for the years ended December 31, 2020 and 2019, except for the voluntary change in its accounting policy for exploration and evaluation (“E&E”) expenditures, effective January 1, 2021. Refer to note 2b for further details on the change in accounting policy. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.

These condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency. All dollar amounts are expressed in thousands of USD, except for share data, unless otherwise noted as Canadian dollars (“CAD” or “C”).

These condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on November 11, 2021.

(b)	Change in accounting policy – E&E expenditures

The Company adopted a voluntary change in its accounting policy for E&E expenditures, effective January 1, 2021 applying the change fully retrospectively. As a result, balances of comparative periods have been restated. Under the new policy, the Company recognizes these expenditures as E&E costs in the statement of earnings in the period incurred until management concludes the technical feasibility and commercial viability of a mineral deposit has been established. Costs that represent the acquisition of rights to explore a mineral deposit continue to be capitalized. Prior to January 1, 2021, the policy was to capitalize E&E expenditures as E&E assets.

INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	6

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Management believes this change in accounting policy results in a more relevant and reliable policy as it is better aligned with the IFRS conceptual framework with respect to the definition of an asset and more consistent with its peer group.

This change in accounting policy has resulted in the adoption of the following accounting policies effective January 1, 2021.

Mineral properties

Mineral properties are measured at cost less accumulated depletion and accumulated impairment losses. Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition. Upon the achievement of commercial production, a mineral property is depleted using the unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated proven and probable reserves of the mine.

E&E expenditures

The costs of acquiring exploration stage properties, including transaction costs, in a business combination or asset acquisition are capitalized as an E&E asset at cost.

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for Mineral Resources, as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Evaluation expenditures are the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities, business combination or asset acquisition. Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples and other sampling techniques, trenching and sampling activities in an ore body or other forms or data acquisition; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of mineralized material is commercially justified including preliminary economic assessments, pre-feasibility and final feasibility studies.

E&E expenditures are expensed until it has been determined that a property is technically feasible and commercially viable, in which case, subsequent evaluation costs incurred to develop a mineral property are capitalized.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or mineral resources from a particular mineral property has been determined, the asset balance is reclassified to mineral properties within mineral properties, plant and equipment.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

■	The extent to which Mineral Reserves and Mineral Resources as defined in NI 43-101 have been identified through a feasibility study or similar document;

■	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

■	The status of environmental permits; and

■	The status of mining leases or permits
INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	7

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

E&E assets are tested for impairment immediately prior to reclassification to mineral properties.

Government incentive tax credits

The Company incurs expenditures where government incentive tax credits are available to offset specific expenditures incurred. These tax credits are recorded as a receivable when the amount is reliably measurable, and it is considered probable that the tax credit will be recovered. If the Company receives the benefit of a tax credit prior to satisfying requirements under the government program, it will be deferred as a liability and recorded in accounts payable and accrued liabilities.

Impact of the change in accounting policy

The Company reclassified all post acquisition E&E expenditures that were capitalized as E&E assets and reported in mineral properties, plant and equipment prior to the demonstration of technical feasibility and commercial viability as E&E costs. Initial acquisition costs of the Brucejack Mine and the Snowfield Property were unaffected by the change in accounting policy. All capitalized amounts for E&E assets associated with other projects, including regional drilling and exploration work on the Bowser Claims and the Porphyry Potential Deep Hole Drilling Project, were retrospectively expensed.

All BC mineral exploration tax credits associated with exploration costs that were offset against E&E assets, have been reclassified through E&E costs.

As a result of the accounting policy change, the Company recorded the following adjustments to specific account balances, increasing (decreasing) amounts previously recognized in the annual and interim consolidated financial statements.

Consolidated statements of financial position

	As at January 1, 2020
	Previously reported	Policy change adjustment	Restated balance
Inventory	$21,945	$(487)	$21,458
Mineral properties, plant and equipment	1,500,512	(275,332)	1,225,180
Deferred income tax asset	10,051	38,789	48,840
Total assets	$1,573,167	$(237,030)	$1,336,137

Deferred income tax liabilities	$62,086	$(62,086)	$-
Other reserves	(128,926)	73,604	(55,322)
Deficit	(69,339)	(248,548)	(317,887)
Equity	954,302	(174,944)	779,358
Total liabilities and equity	$1,573,167	$(237,030)	$1,336,137
INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	8

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	As at December 31, 2020
	Previously reported	Policy change adjustment	Restated balance
Inventory	$19,757	$(320)	$19,437
Mineral properties, plant and equipment	1,207,629	(257,695)	949,934
Deferred income tax asset	15,737	3,768	19,505
Total assets	$1,430,814	$(254,247)	$1,176,567

Deferred income tax liability	$142,750	$(91,037)	$51,713
Other reserves	(135,067)	73,604	(61,463)
Deficit	(107,777)	(236,814)	(344,591)
Equity	929,701	(163,210)	766,491
Total liabilities and equity	$1,430,814	$(254,247)	$1,176,567

Consolidated statements of earnings and comprehensive earnings

	For the three months ended September 30, 2020
	Previously reported	Policy change adjustment	Restated balance
Cost of sales	$92,209	$(5,499)	$86,710
Earnings from mine operations	62,667	5,499	68,166
E&E costs	-	5,876	5,876
Operating earnings	56,429	(377)	56,052
Earnings before taxes	50,762	(377)	50,385
Deferred income tax expense	(17,779)	417	(17,362)

Net earnings and comprehensive earnings for the period	$31,175	$40	$31,215
Earnings per common share - basic and diluted	$0.17	$-	$0.17

	For the nine months ended September 30, 2020
	Previously reported	Policy change adjustment	Restated balance
Cost of sales	$288,269	$(17,523)	$270,746
Earnings from mine operations	159,734	17,523	177,257
E&E costs	-	8,269	8,269
Operating earnings	143,098	9,254	152,352
Earnings before taxes	125,885	9,254	135,139
Deferred income tax expense	(51,486)	(2,834)	(54,320)
Net earnings and comprehensive earnings for the period	$69,672	$6,420	$76,092
Earnings per common share - basic and diluted	$0.37	$0.04	$0.41
INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	9

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	For the year ended December 31, 2020
	Previously reported	Policy change adjustment	Restated balance
Cost of sales	$396,304	$(23,792)	$372,512
Earnings from mine operations	221,281	23,792	245,073
E&E costs	-	7,955	7,955
Operating earnings	200,076	15,837	215,913
Loss on sale of E&E asset	(132,149)	1,968	(130,181)
Earnings before taxes	43,025	17,805	60,830
Deferred income tax expense	(75,081)	(6,071)	(81,152)
Net loss and comprehensive loss for the year	$(38,438)	$11,734	$(26,704)
Loss per common share - basic and diluted	$(0.21)	$0.07	$(0.14)

If the Company’s accounting policy for E&E expenditures was unchanged, our earnings before taxes for the three and nine months ended September 30, 2021 would have been negatively impacted by $4,963 and $15,236 respectively, for additional depreciation and depletion and positively impacted by $3,813 and $4,701 respectively, for reduced E&E costs.

Consolidated statements of cash flows

	For the three months ended September 30, 2020
	Previously reported	Policy change adjustment	Restated balance
Net cash generated by operating activities	$83,371	$(5,876)	$77,495
Net cash used in investing activities	$(16,562)	$5,876	$(10,686)

	For the nine months ended September 30, 2020
	Previously reported	Policy change adjustment	Restated balance
Net cash generated by operating activities	$228,040	$(8,269)	$219,771
Net cash used in investing activities	$(36,681)	$8,269	$(28,412)

	For the year ended December 31, 2020
	Previously reported	Policy change adjustment	Restated balance
Net cash generated by operating activities	$317,309	$(8,382)	$308,927
Net cash generated by investing activities	$51,893	$8,382	$60,275
INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	10

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(c)	New IFRS pronouncements

Amendments to IAS 12 – Income Taxes

In May 2021, the IASB issued amendments to IAS 12, Income Taxes (IAS 12). The amendments will require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The proposed amendments will typically apply to transactions such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2023. The amendments are applied to transactions that occur on or after the beginning of the earliest comparative period presented. The Company has not yet evaluated the impact of the IAS 12 amendments.

Amendments to IAS 16 – Property, Plant and Equipment

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from mineral properties, plant and equipment amounts received from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. The amendment will require sales proceeds and related costs to be recognized in the statement of earnings (loss). The amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. This amendment is not expected to have a material impact on our business or financial statements.

3.	RECEIVABLES AND OTHER

	September 30,	December 31,
	2021	2020
		Restated - note 2
Trade receivables	$5,341	$8,377
Prepayments and deposits	3,922	3,045
Tax receivables	4,712	1,133
Other receivables	83	328
	$14,058	$12,883

4.	INVENTORIES

	September 30,	December 31,
	2021	2020
		Restated - note 2
Materials and supplies	$17,118	$14,689
Finished metal	10,694	3,885
In-circuit	2,197	863
	$30,009	$19,437

As at September 30, 2021, depreciation and depletion of $3,191 (2020 – $3,720) and site share-based compensation of $67 (2020 – $230) was included in inventory.

INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	11

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Right of use (“ROU”) assets	E&E assets	Total
Year ended December 31, 2020
Cost
Balance - January 1, 2020 Restated - note 2	$532,214	$25,378	$573,247	$19,300	$230,181	$1,380,320
Additions	-	41,952	5,066	677	-	47,695
Transfer from construction in progress to plant and equipment	-	(22,772)	22,772	-	-	-
Transfer from construction in progress to mineral properties	3,651	(3,651)	-	-	-	-
Transfer from inventory to plant and equipment	-	-	232	-	-	232
Transfer from construction in progress to ROU assets	-	(39)	-	39	-	-
Disposals	-	-	(26)	-	(230,181)	(230,207)
Lease modifications	-	-	-	(482)	-	(482)
Balance - December 31, 2020 Restated - note 2	$535,865	$40,868	$601,291	$19,534	$-	$1,197,558

Accumulated depreciation and depletion
Balance - January 1, 2021 (FS)	92,870	-	90,393	5,417	-	188,680
Change in accounting policy	(33,540)	-	-	-	-	(33,540)
Adjusted balance - January 1, 2020	59,330	-	90,393	5,417	-	155,140
Balance - January 1, 2020 Restated - note 2	59,330	-	90,393	5,417	-	155,140
Depreciation and depletion	37,854	-	49,268	5,398	-	92,520
Disposals	-	-	(9)	-	-	(9)
Lease modification	-	-	-	(27)	-	(27)
Balance - December 31, 2020 Restated - note 2	$97,184	$-	$139,652	$10,788	$-	$247,624
Net book value - December 31, 2020 Restated - note 2	$438,681	$40,868	$461,639	$8,746	$-	$949,934

	Mineral properties	Construction in progress	Plant and equipment	ROU assets	E&E assets	Total
Cost
Balance - December 31, 2020 Restated - note 2	$535,865	$40,868	$601,291	$19,534	$-	$1,197,558
Additions	-	86,563	(3,556)	4,533	-	87,540
Transfer from construction in progress to plant and equipment	-	(24,364)	24,364	-	-	-
Transfer from construction in progress to ROU assets	-	(41)	-	41	-	-
Lease modifications	-	-	-	210	-	210
Balance - September 30, 2021	$535,865	$103,026	$622,099	$24,318	$-	$1,285,308

Accumulated depreciation and depletion
Balance - December 31, 2020 Restated - note 2	$97,184	$-	$139,652	$10,788	$-	$247,624

Depreciation and depletion	30,478	-	36,798	5,148	-	72,424
Balance - September 30, 2021	$127,662	$-	$176,450	$15,936	$-	$320,048
Net book value - September 30, 2021	$408,203	$103,026	$445,649	$8,382	$-	$965,260
INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	12

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

(a)	Depreciation and depletion

For the nine months ended September 30, 2021, $71,750 (2020 – $68,237) of depreciation and depletion was recognized in the statement of earnings.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2021	2020
		Restated - note 2

Trade payables	$50,722	$42,975
Accrued liabilities	13,975	9,902
Lease obligations	7,917	8,806
Deferred share unit liability	3,762	2,980
Government incentive program liability	2,407	-
RSU and PSU liability	2,939	2,766
Royalty payable	1,373	1,675
Accrued interest on loan facility	141	18
Accrued interest on convertible notes	93	660
Income taxes payable	1,711	-
	$85,040	$69,782
Non-current portion of lease obligations	(3,621)	(3,822)
Non-current portion of RSU and PSU liability	(1,776)	(1,132)
Current portion of accounts payable and accrued liabilities	$79,643	$64,828

(a)	Lease obligations

As at September 30, 2021, the Company’s undiscounted lease obligations consisted of the following:

	September 30,	December 31,
	2021	2020
		Restated - note 2

Gross lease obligation - minimum lease payments
1 year	$4,559	$5,320
2-3 years	3,715	3,755
4-5 years	2	292
	$8,276	$9,367
Future interest expense on lease obligations	(359)	(561)
	$7,917	$8,806

For the nine months ended September 30, 2021, interest expense on lease obligations was $363 (2020 – $466). Total cash payments on lease obligations and short-term leases were $6,062 (2020 – $4,591) and $1,376 (2020 – $461), respectively.

INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	13

7.	LONG-TERM DEBT

As at September 30, 2021, the Company’s long-term debt consisted of the following:

	Term facility	Revolving facility	Convertible notes	Total long-term debt
Balance - December 31, 2020 Restated - note 2	$131,945	$37,378	$93,302	$262,625
Accretion of convertible notes	-	-	4,165	4,165
Repayment of revolving facility	-	(38,000)		(38,000)
Repayment of term facility	(133,333)	-	-	(133,333)
Proceeds from Amended Term Facility	100,000	-	-	100,000
Repayment of Amended Term Facility	(5,882)	-	-	(5,882)
Loss on extinguishment of loan facility	737	-	-	737
Amended Loan Facility transaction costs	(1,932)	-	-	(1,932)
Amortization of transaction costs	782	622	-	1,404
Balance - September 30, 2021	$92,317	$-	$97,467	$189,784
Current portion of long-term debt	(23,530)	-	(97,467)	(120,997)
Non-current portion of long-term debt	$68,787	$-	$-	$68,787

(a)	Senior secured loan facility

On December 18, 2018, the Company closed a $480,000 senior secured loan facility (the “loan facility”) with a syndicate of financial institutions arranged by The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC. The loan facility consisted of a $250,000 senior secured amortizing non-revolving credit facility (the “term facility”) and a $230,000 senior secured revolving credit facility (the “revolving facility”) and had a four-year term, maturing on December 18, 2022. In 2019, the Company reduced the size of the revolving facility to $200,000.

Additional details about the loan facility are disclosed in the Company’s annual consolidated financial statements as at and for the years ended December 31, 2020 and 2019.

During the second quarter of 2021 the Company voluntarily repaid the amount drawn on the revolving facility of $38,000.

The term facility was required to be repaid in equal installments of principal until maturity. In the first half of 2021, the Company paid two quarterly installments on the term facility in the amount of $33,333 (2020 – $50,000), and the term facility was refinanced during the third quarter of 2021.

At the time of refinancing, the unamortized balance of transaction costs in connection with the loan facility was $737, and this balance was written off and recorded as loss on extinguishment of the debt facility.

On August 9, 2021, the Company refinanced its loan facility by way of the “Amended Loan Facility”, comprised of a $100,000 non-revolving term credit facility (the “Term Facility”) and a $250,000 revolving credit facility (the “Revolving Facility”). The Term Facility was used to refinance the existing term loan ($100,000 on the closing date) and the Revolving Facility is available for general corporate purposes.

The proceeds from Amended Term Facility of $100,000, used to refinance the existing term loan was a non-cash transaction.

INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	14

7.	LONG-TERM DEBT (Cont’d)

The term of the Amended Loan Facility is four years, maturing on August 8, 2025. The Term Facility is to be repaid by way of seventeen equal quarterly installments of principal plus accrued interest commencing on September 30, 2021. Any funds drawn on the Revolving Facility are repayable in a single, lump sum payment (principal and accrued and unpaid interest) on the maturity date.

The Amended Loan Facility is available by way of US dollar London Interbank Offered Rate (“LIBOR”) loans that bear interest at LIBOR (or Secured Overnight Financing Rate, after the cessation of LIBOR) plus an applicable margin (ranging from 2.5% to 3.5%) determined based on the Company’s net leverage ratio, as well as other customary borrowing options, such as USD base rate loans, Canadian prime loans, bankers’ acceptances, bankers’ acceptance equivalent loans, and letters of credit.

Each borrowing under the Amended Loan Facility includes standard and customary terms and conditions including with respect to fees, representations, warranties, and covenants. The Company is subject to financial covenants under the terms of the Amended Loan Facility, including a minimum interest coverage ratio, a maximum leverage ratio, a minimum tangible net worth covenant and a minimum liquidity covenant. As at September 30, 2021, the Company was compliant with all financial and non-financial covenants.

The terms and conditions of the Amended Loan Facility are set out in the Amended and Restated Credit Agreement made among the Company and a syndicate of lenders. The Bank of Nova Scotia (“Scotia”) acted as administrative agent, Scotia, ING Capital LLC (“ING”) and SG Americas Securities, LLC (“SGAS”) acted as the joint lead arrangers and joint bookrunners, with ING and SGAS acting as co-syndication Agents.

The effective interest rate of the Amended Loan Facility as at September 30, 2021 is 3.44%.

Transaction costs associated with the Amended Loan Facility of $1,932 were recorded as a loan discount and will be amortized over the term of the loan. For the three months ended September 30, 2021, $131 of amortization of the Amended Loan Facility transaction costs were expensed to interest and finance expense in the statement of earnings.

Any amounts due under the Revolving Facility are required to be repaid in full on the maturity date. Any unused portion of the Revolving Facility is subject to an annual standby fee.

As at September 30, 2021 the amount available to be drawn on the Revolving Facility was $248,352, with $1,648 (C$2,100) used for a letter of credit supporting a reclamation deposit.

INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	15

8.	DECOMMISSIONING AND RESTORATION PROVISION

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the nine months ended	For the year ended
	September 30,	December 31,
	2021	2020
		Restated - note 2

Opening balance	$25,956	$21,239
Accretion of decommissioning and restoration provision	288	262
Change in amount and timing of cash flows	(692)	2,812
Change in discount rate	(2,971)	1,643
Ending balance	$22,581	$25,956

For the nine months ended September 30, 2021, the provision decreased due to a change in the discount rate. The Company used an inflation rate of 1.5% (2020 – 1.6%) and a real discount rate of 1.7% (2020 – 0.9%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $25,048 (C$31,044) (2020 – $24,618 (C$31,344)). Most of the expected expenditures to settle the decommissioning and restoration provision are anticipated to commence in 2033 after the end of the current mine life.

9.	REVENUE

Revenue by metal was:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020

Gold revenue	$144,622	$153,247	$439,330	$441,625
Silver revenue	2,274	2,621	7,010	5,865
Revenue from contracts with customers	$146,896	$155,868	$446,340	$447,490
(Loss) gain on trade receivables at fair value	(71)	(992)	(4,779)	513
	$146,825	$154,876	$441,561	$448,003

Revenue from contracts with customers by product was:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020

Gold revenue - doré	$107,945	$111,648	$319,409	$310,290
Gold revenue - concentrate	36,677	41,599	119,921	131,335
Silver revenue - concentrate	1,189	1,881	4,206	3,953
Silver revenue - doré	1,085	740	2,804	1,912
	$146,896	$155,868	$446,340	$447,490
INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	16

10.        COST OF SALES

Total cost of sales was:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
		Restated - note 2		Restated - note 2

Production costs	$70,013	$62,429	$208,162	$188,306
Depreciation and depletion	23,569	23,848	71,750	68,237
Royalties and selling costs	5,475	4,966	15,830	15,142
Site share-based compensation	18	934	399	1,288
(Gain) loss on disposal of plant and equipment	(105)	12	(105)	12
Change in inventories	(2,718)	(5,479)	(8,144)	(2,239)
	$96,252	$86,710	$287,892	$270,746

Production costs by nature of expense were:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020

Consultants and contractors	$29,547	$27,320	$86,101	$73,990
Salaries and benefits	19,176	17,044	58,857	57,814
Supplies and consumables	9,481	8,995	27,256	28,549
Travel and camp accommodation	4,596	3,723	13,334	9,179
Energy	3,968	2,873	12,506	10,297
Camp administrative costs	1,247	707	3,749	3,054
Freight	1,104	977	3,759	3,077
Insurance	517	497	1,529	1,384
Rentals	377	293	1,071	962
	$70,013	$62,429	$208,162	$188,306

11.	INTEREST AND FINANCE EXPENSE

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020

Interest expense on convertible notes	$1,971	$1,968	$5,848	$5,864
Interest expense on loan facility	1,431	3,283	4,825	11,110
Interest expense on leases	102	138	363	466
Other interest expense	102	116	295	314
Accretion of decommissioning and restoration provision	118	44	288	202
	$3,724	$5,549	$11,619	$17,956
INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	17

12.	CAPITAL AND RESERVES

(a)	Share capital

As at September 30, 2021, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

(b)	Other reserves

As at September 30, 2021, the Company’s other reserves consisted of the following:

	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Total other reserves
Balance - December 31, 2020 Restated - note 2	$41,327	$17,603	$(120,393)	$(61,463)
Shares issued upon exercise of options	(2,047)	-	-	(2,047)
Value assigned to options vested	69	-	-	69
Balance - September 30, 2021	$39,349	$17,603	$(120,393)	$(63,441)

(c)	Share options

The following table summarizes the changes in share options for the nine months ended September 30:

	2021		2020
	Number of share options	Weighted average exercise price (in CAD)	Number of share options	Weighted average exercise price (in CAD)
Outstanding, January 1,	936,102	$11.53	3,468,310	$10.01
Exercised	(465,487)	10.47	(1,859,499)	8.95
Forfeited	-	-	(212,543)	10.82
Expired	(38,200)	$13.33	(150,789)	11.97
Outstanding, September 30,	432,415	12.51	1,245,479	$11.20

For options exercised during the period, the related weighted average share price at the time of exercise was C$14.35 (2020 – C$13.45).

INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	18

12.	CAPITAL AND RESERVES (Cont’d)

The following table summarizes information about share options outstanding and exercisable as at September 30, 2021:

	Share options outstanding		Share options exercisable
Exercise prices (in CAD)	Number of share options outstanding	Weighted average years to expiry	Number of share options exercisable	Weighted average exercise price (in CAD)
$8.00 - $9.99	10,000	0.21	10,000	$9.73
$10.00 - $11.99	20,000	0.86	20,000	10.44
$12.00 - $13.99	402,415	1.52	362,815	12.72
	432,415	1.46	392,815	$12.53

The total share-based compensation expense for the nine months ended September 30, 2021 was $27 (2020 – $432), which was expensed in the statement of earnings as share-based compensation.

(d)	RSU’s

The following table summarizes the changes in RSU’s for the nine months ended September 30:

	2021		2020
	Number of RSU’s	Weighted average fair value (in CAD)	Number of RSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	412,365	$14.55	404,523	$14.44
Granted	401,623	12.29	450,483	11.89
Settled	(111,420)	12.78	(120,407)	13.87
Forfeited	(93,765)	13.08	(130,936)	14.36
Outstanding, September 30,	608,803	$12.09	603,663	$16.95

As at September 30, 2021, a liability of $2,255 (2020 – $3,566) was outstanding and included in accounts payable and accrued liabilities. For the nine months ended September 30, 2021, $861 (2020 – $1,988) was recognized in the statement of earnings as share-based compensation.

(e)	Performance share units (“PSU’s”)

The following table summarizes the changes in PSU’s for the nine months ended September 30:

	2021		2020
	Number of PSU’s	Weighted average fair value (in CAD)	Number of PSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	100,972	14.55	166,085	$14.44
Granted	137,896	12.27	202,628	11.89
Forfeited	-	-	(166,237)	14.48
Outstanding, September 30,	238,868	12.09	202,476	$16.95
INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	19

12.	CAPITAL AND RESERVES (Cont’d)

As at September 30, 2021, a liability of $684 (2020 – $623) was outstanding and included in accounts payable and accrued liabilities. For the nine months ended September 30, 2021, $462 (2020 – recovery of $267) was recognized in the statement of earnings as share-based compensation.

(f)	DSU’s

The following table summarizes the changes in DSU’s for the nine months ended September 30:

	2021		2020
	Number of DSU’s	Weighted average fair value (in CAD)	Number of DSU’s	Weighted average fair value (in CAD)
Outstanding, January 1,	260,009	$14.59	156,825	$14.45
Granted	131,318	12.29	85,046	11.89
Outstanding, September 30,	391,327	$12.25	241,871	$17.04

As at September 30, 2021, a liability of $3,762 (2020 – $3,090) was outstanding and included in accounts payable and accrued liabilities. For the nine months ended September 30, 2021, $795 (2020 – $1,345) was expensed in the statement of earnings as share-based compensation.

(g)	Earnings per share

The calculation of diluted earnings per share was based on earnings attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the three months ended September 30, 2021 and 2020, potential share issuances arising from the exercise of share options and the settlement of RSU’s and PSU’s in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes and share options were not included in the diluted earnings per share calculation as their effect was anti-dilutive.

The following table summarizes the calculation of basic and diluted earnings per share:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
		Restated - note 2		Restated - note 2

Net earnings for the period	$22,046	$31,215	$79,366	$76,092

Basic weighted average number of common shares outstanding	187,896,266	186,853,654	187,829,458	186,116,751
Effective impact of dilutive securities:
Share options	4,904	398,705	24,333	397,143
RSU’s	204,441	237,375	204,441	237,375
Diluted weighted average number of common shares outstanding	188,105,611	187,489,734	188,058,232	186,751,269

Earnings per share
Basic	$0.12	$0.17	$0.42	$0.41
Diluted	$0.12	$0.17	$0.42	$0.41
INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	20

13.	RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors and officers including its President and Chief Executive Officer (“CEO”), its Vice President and Chief Operating Officer and its Vice President and Chief Financial Officer.

For the nine months ended September 30, 2020, it also included the Company’s former officers, including its CEO, Executive Vice President and Chief Financial Officer (“EVP, CFO”), Vice President, Operations (“VP Ops”), its Executive Vice President, Corporate Affairs and Vice President and Chief Exploration Officer.

Directors and key management compensation:

	For the nine months ended
	September 30,	September 30,
	2021	2020

Salaries and benefits	$2,138	$5,417
Share-based compensation	1,834	1,193
Termination costs	1,030	3,575
	$5,002	$10,185

For the nine months ended September 30, 2021, termination costs include $1,030 (C$1,289) associated with the departure of the former Executive Vice President, Corporate Affairs and Sustainability. These costs were recorded to corporate administrative costs in the statement of earnings.

For the nine months ended September 30, 2020, termination costs include $3,575 (C$4,956) associated with the departure of the former CEO and EVP, CFO. These costs were recorded to corporate administrative costs in the statement of earnings.

14.	FINANCIAL RISK MANAGEMENT

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The carrying values of cash and cash equivalents, non-trade receivables and other, restricted cash and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	21

14.	FINANCIAL RISK MANAGEMENT (Cont’d)

The carrying value of the loan facility approximates fair value due to the floating rate basis of the interest charges and insignificant changes in credit risk. The carrying value of the debt portion of the convertible note approximates its fair value, as it is less than 12 months to maturity.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at September 30, 2021	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$213,450	$-	$-	$-
Trade receivables	5,341	-	-	5,341	-
Non-trade receivables and other	-	8,717	-	-	-
Restricted cash	-	55	-	-	-
	$5,341	$222,222	$-	$5,341	$-

Financial liabilities
Accounts payable and accrued liabilities	$-	$68,570	$-	$-	$-
Lease obligations	-	7,917	-	-	-
RSU and PSU liability	2,939	-	-	2,939	-
DSU liability	3,762	-	-	3,762	-
Loan facility	-	92,317	-	-	-
Debt portion of convertible note	-	97,467	-	-	-
	$6,701	$266,271	$-	$6,701	$-

As at December 31, 2020	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$174,753	$-	$-	$-
Trade receivables	8,377	-	-	8,377	-
Non-trade receivables and other	-	4,506	-	-	-
Restricted cash	-	55	-	-	-
	$8,377	$179,314	$-	$8,377	$-

Financial liabilities
Accounts payable and accrued liabilities	$-	$55,212	$-	$-	$-
Lease obligations	-	8,806	-	-	-
RSU and PSU liability	2,766	-	-	2,766	-
DSU liability	2,980	-	-	2,980	-
Loan facility	-	169,323	-	-	-
Debt portion of convertible note	-	93,302	-	-	-
	$5,746	$326,643	$-	$5,746	$-
INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	22

15.	CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters may take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

(a)	Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Securities Act (Ontario). The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). In 2020, the plaintiff brought a motion to amend the statement of claim to plead additional misrepresentations. On July 22, 2020, the Court refused to permit these new allegations. The plaintiff appealed this refusal to the Court of Appeal for Ontario, and subsequently abandoned this appeal on February 18, 2021.

On December 7 and 8, 2020, the Court heard the Company’s and Robert Quartermain’s motion for summary judgment to dismiss the Wong Action and the plaintiff’s cross-motion for summary judgment to allow the Wong Action. On February 2, 2021 the Court allowed the defendants’ motion for summary judgment, dismissed the plaintiff’s cross-motion for summary judgment, and dismissed the Wong Action. The Court ruled that the Company did not make a misrepresentation in its continuous disclosure and that, in any event, the defendants were relieved of liability on the basis that they conducted a reasonable investigation pursuant to section 138.4(6) of the Securities Act (Ontario). On March 1, 2021, the plaintiff filed a Notice of Appeal with the Court of Appeal for Ontario, appealing the Court’s decision. The appeal is scheduled to be heard in the fourth quarter of 2021.

The Company believes that the allegations made against it in the Wong Action are meritless and it will continue to vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	23

15.	CONTINGENCIES (Cont’d)

(b)	Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of BC.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. In October 2020, the Supreme Court of BC partially allowed an application from Bear Creek to add parties to the Bear Creek Action and amend its pleadings, including with respect to the Company. In February 2021, Bear Creek filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act. The Company is participating in those proceedings as a creditor of Bear Creek. The Company, Bear Creek and other parties to the Bear Creek Action are in the process of negotiating a settlement to the claims.

16.	SUBSEQUENT EVENTS

Acquisition by Newcrest Mining Limited

On November 8, 2021, the Company announced that it had entered into a binding agreement (the “Arrangement Agreement”) with Newcrest Mining Limited (“Newcrest”) under which Newcrest agreed to acquire all of the outstanding shares of Pretivm that it does not already own (the “Transaction”). Pursuant to the Transaction, Pretivm shareholders will have the option to elect to receive C$18.50 per Pretivm share in cash or 0.8084 Newcrest shares per Pretivm share, representing share consideration of C$18.50 based on the Canadian dollar equivalent of the 5 day volume-weighted-average-price (“VWAP”) of Newcrest shares on the Australian Securities Exchange (“ASX”) ending on November 8, 2021, subject to proration to ensure aggregate cash and Newcrest share consideration each represent 50% of total transaction consideration (the “Transaction Price”). Pretivm shareholders who do not elect cash or Newcrest shares (subject to proration) will receive default consideration of C$9.25 per Pretivm share in cash and 0.4042 Newcrest shares per Pretivm share.

The Transaction, which is not subject to a financing condition, will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of 66 2/3% of the votes cast by (i) the holders of Pretivm’s common shares and (ii) holders of options to acquire shares of Pretivm, voting together as a single class, at a special meeting of Pretivm securityholders to be held to consider the Transaction (the “Special Meeting”). In addition to approval by Pretivm shareholders and optionholders, the Transaction is also subject to the receipt of court approval, regulatory approvals including approval under the Investment Canada Act and competition clearances in Canada, and other customary closing conditions for transactions of this nature. The Transaction is expected to be completed in the first quarter of 2022.

The Arrangement Agreement provides for customary deal-protection provisions, including a non-solicitation covenant on the part of Pretivm and a right for Newcrest to match any Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement includes a termination fee of C$125 million, payable by Pretivm, under certain circumstances (including if the Arrangement Agreement is terminated in connection with Pretivm pursuing a Superior Proposal).

INTERIM FINANCIAL STATEMENTS THIRD QUARTER 2021	24